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                             May 12, 2021

       Michael Massaro
       CEO
       Flywire Corporation
       141 Tremont St #10
       Boston, MA 02111

                                                        Re: Flywire Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed May 3, 2021
                                                            File No. 333-255706

       Dear Mr. Massaro:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Description of Capital Stock
       Common Stock and Non-voting Common Stock, page 166

   1. In this section, you indicate that your non-voting common stock is convertible into common stock either at
the election of the holder or automatically upon certain transfers, with any conversion
bounded by a 4.99% ownership ceiling. These provisions do not appear to be contained
in your Amended and Restated Certificate of Incorporation. Please
                                                        disclose the location
of these conversion provisions.
   2. We note that the beneficial ownership table on page 164 does not appear to take into account the referenced
4.99% ownership ceiling. In order to provide investors with a better understanding of
the potential dilutive effect of conversion, when discussing your
 Michael Massaro
Flywire Corporation
May 12, 2021
Page 2
         non-voting common stock on page 166, please disclose how the ownership ceiling will operate given the current ownership status and please discuss the dilution associated with a full conversion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Charlie Guidry at 202-551-3621 or Mara Ransom, Office Chief, at 202-
551-3264 with any questions.



FirstName LastNameMichael Massaro                             Sincerely,
Comapany NameFlywire Corporation
                                                              Division of
Corporation Finance
May 12, 2021 Page 2                                           Office of Trade &
Services
FirstName LastName